FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-   N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 17, 2011	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: August 19, 2011

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

THIRD QUARTER 2011 RESULTS

Revenue increased by 22.7% year-over-year, exceeding guidance

BEIJING, China, August 17, 2011 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the third quarter of fiscal year 2011 ended June 30, 2011.

Third Quarter Fiscal 2011 Business and Financial Highlights:

•	Total course enrollments were 324,400, an increase of 34.0% from the third quarter of fiscal 2010.

•	Net revenues increased 22.7% over the third quarter of fiscal 2010 to US$12.7 million.

•	Gross profit increased 21.8% over the third quarter of fiscal 2010 to US$7.3 million.

•	Gross profit margin was 57.6%, compared to 58.0% in the third quarter of fiscal 2010. Non-GAAP[1] gross margin excluding share-based compensation was 60.5%, compared to 62.1% in the same period of 2010.

•	Net income was US$0.9 million, compared to net income of US$1.3 million in the third quarter of fiscal 2010.

•

Non-GAAP[1] net income excluding share-based compensation expenses and a $0.8 million of write-off arising from the purchased call option for acquisition of additional equity interest in Beijing Zhengbao Yucai Education Technology Co., Ltd., or Zhengbao Yucai, was US$2.7 million, compared to non-GAAP[1] net income of US$2.4 million in the third quarter of fiscal 2010.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.028 compared to basic and diluted net income per ADS of US$0.037 for the third quarter of fiscal 2010. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation and a write-off arising from the purchased call option for acquisition of additional equity interest in Zhengbao Yucai, were US$0.083, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.068 for the third quarter of fiscal 2010.

•	Deferred revenue and refundable fees balance was US$12.6 million, a 21.9% increase from the third quarter of fiscal 2010 and a 7.6% decrease from the second quarter of fiscal 2011.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “We are pleased to report another quarter of top-line growth exceeding our guidance, supported by a steady increase in our core online education services net revenues. We are also pleased to see our non-GAAP net income for the third quarter increased year-over-year. These prove again that we are delivering on our commitment to execute our top- and bottom-line growth strategy.”

“We have maintained a consistent focus throughout 2011 on the execution of our strategy to provide high quality comprehensive, life-long online learning programs. This has included continued investments in our online learning platform, consistent focus on the quality of our courses and services, and extensive marketing and advertising campaigns to further strengthen our brand name. This investment in our growth has helped to bolster our reputation as a high quality, results oriented education services provider, supporting enrollment growth and allowing us to raise prices in our core online test preparation courses. We will continue to execute our balanced growth strategy, focusing on delivering quality courses and services, promoting our brand awareness, and seeking to delivering healthy top and bottom line growth for years to come.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “We continue to strive for a balanced growth approach despite a generally inflationary environment, investing prudently in growth initiatives while maintaining tight cost control. The selective investments we have made, coupled with payroll inflation, resulted in heightened marketing and payroll related cost and expenses this quarter. However, our tight control over other expenses helped partially offset the impact. We believe such investments are necessary for the long-term health of our business and will eventually pay off.”

Fiscal Third Quarter 2011 Unaudited Financial Results

Net Revenues. Total net revenues for the third quarter of fiscal 2011 were US$12.7 million, representing a year-over-year increase of 22.7% from US$10.3 million in the third quarter of fiscal 2010.

Online education services net revenues for the third quarter of fiscal 2011 were US$8.9 million, an increase of 42.0% from the third quarter of fiscal 2010. This increase was a result of increased revenue from Accounting Professional Qualification Examinations (“APQE”), CPA Examinations, accounting certificate exams, accounting continuous education, healthcare, and construction engineering courses.

Net revenue from books and reference materials decreased by 25.1% to US$1.0 million for the third quarter of fiscal 2011 from that of the same period fiscal year 2010. The decrease was mainly caused by a change in the approach to allocating price between study cards and books for certain bundled sales, which is for revenue presentation purposes only. Excluding the effect of the allocation of US$0.4 million book revenue to online revenue, net revenue from books and reference materials would have increased by 8.3% to US$1.5 million for the third quarter of fiscal 2011.

Other revenues increased 1.2% to US$2.7 million for the third quarter of fiscal 2011. The increase was a result of increased revenue in offline business start-up training courses provided by Zhengbao Yucai, in-person courses for the “Big Four” accounting firms, and primary and secondary school supplementary courses. Such increase was partially offset by the decrease in revenues from courseware production services.

Cost of Sales. Cost of sales for the third quarter of fiscal 2011 was US$5.4 million, representing a 23.9% increase over the third quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), cost of sales for the third quarter of fiscal 2011 was US$5.0 million, an increase of 27.8% over the same period last year. The increase in cost of sales was primarily due to increased salary and related expenses, lecturer fees and cost of our books and reference materials due to the increase in sales.

Gross Profit and Gross Margin. Gross profit for the third quarter of fiscal 2011 was US$7.3 million, representing a 21.8% increase from US$6.0 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$7.7 million, an increase of 19.5% year-over-year. Gross margin for the third quarter of fiscal 2011 was 57.6%, compared to 58.0% in the third quarter of fiscal 2010. Excluding share-based compensation, the non-GAAP1 gross margin for the third quarter of fiscal 2011 was 60.5%, compared to 62.1% in the same period of 2010. The decrease in non-GAAP1 gross margin was primarily a result of increased lecturer fees.

Operating Expenses. Total operating expenses for the third quarter of fiscal 2011 were US$7.0 million, an increase of 42.4% year-over-year and an increase of 54.2% from the second quarter of fiscal 2011. Excluding share-based compensation and the write off of purchased call option for acquisition of additional equity interest in Zhengbao Yucai, non-GAAP1 operating expenses were US$5.3 million, representing a year-over-year increase of 23.6% and a sequential increase of 32.9% over the second quarter of fiscal 2011.

Selling expenses amounted to US$3.1 million for the third quarter of fiscal 2011, representing a 56.8% increase year-over-year and a 58.8% increase from the second quarter of fiscal 2011. Excluding share-based compensation (non-GAAP1), selling expenses were US$3.0 million, a 61.6% increase from the same period last year and a 60.9% increase from the second quarter of fiscal 2011 as a result of increased advertising and promotional activities, salary and related expenses and commissions to our agents due to the increase in sales.

General and administrative expenses were US$2.8 million in the third quarter of fiscal 2011, representing a 5.5% year-over-year decrease and a 7.4% increase from the second quarter of fiscal 2011. Excluding share-based compensation (non-GAAP1), general and administrative expenses were US$2.3 million, a decrease of 5.8% year-over-year and an increase of 8.2% compared to the second quarter of fiscal 2011. The decrease in general and administrative expenses year-over-year was primarily due to decreased bad debt provision for outstanding receivables according to our accounting policy. Such decrease was partially offset by increased salary and related expenses and professional fees.

Income Tax Expenses. Income tax expenses for the third quarter of fiscal 2011 was US$0.2 million, compared with income tax expenses of US$0.3 million in the same period last year.

Net Income. Net income was US$0.9 million for the third quarter of fiscal 2011, compared to net income of US$1.3 million in the same period of 2010. Excluding share-based compensation and the US$0.8 million write-off of purchased call option for acquisition of additional equity interest in Zhengbao Yucai, non-GAAP1 net income for the third quarter of fiscal 2011 was US$2.7 million, compared to non-GAAP1 net income of US$2.4 million in the corresponding quarter in 2010.

Operating Cash Flow. Net operating cash inflow for the third quarter of fiscal 2011 was US$0.8 million, compared to a net operating cash inflow of US$1.8 million in the same period last year. The year-over-year decrease was primarily due to the increase in non-cash working capital in fiscal 2011, primarily resulted from higher increase in accounts receivable balance partially offset by lower decrease in deferred revenue balance. Such decrease was partially offset by the increased contribution of net income before non-cash items in 2011.

Cash and Cash Equivalents, Term Deposit and Restricted Cash. Cash and cash equivalents, term deposit and restricted cash as of June 30, 2011 was US$58.6 million, compared to US$63.9 million as of March 31, 2011. The decrease was primarily due to the repurchase of US$5.5 million worth of our shares as part of our share repurchase program, partially offset by our cash inflow from operations.

Fourth Quarter Fiscal 2011 Guidance — The Company expects to generate total net revenues for the fourth quarter of fiscal 2011 in the range of US$12.7 million to US$13.3 million, as compared to net revenues of US$11.4 million in the fourth quarter of fiscal 2010. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call on Thursday, August 18, 2011 at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) to discuss its third quarter 2011 financial results and recent business activity. The conference call may be accessed by calling: +1 866 519 4004 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL.

A telephone replay will be available shortly after the call until August 25, 2011 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 87364773.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at:

http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fourth quarter of the fiscal year 2011 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and the write off of purchased call option for acquisition of additional equity interest in Zhengbao Yucai that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and the write off of purchased call option for acquisition of additional equity interest in Zhengbao Yucai from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR Manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Financial Tables Follow

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2010	June 30, 2011
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	58,755	47,867
Term deposit	—	7,736
Restricted cash	2,906	3,008
Accounts receivable, net of allowance for doubtful accounts of US$2,236 and US$2,523 as of September 30, 2010 and June 30, 2011, respectively	6,917	8,570
Inventories	599	486
Prepayment and other current assets	2,310	3,768
Deferred tax assets, current portion	1,016	1,174
Deferred cost	1,596	2,299

Total current assets	74,099	74,908

Non-current assets:
Property, plant and equipment, net	8,804	10,004
Goodwill	7,788	8,058
Other intangible assets, net	3,100	2,810
Purchased call options	1,283	—
Deposit for purchase of non-current assets	—	391
Deferred tax assets, non-current portion	17	362
Other non-current assets	744	903

Total non-current assets	21,736	22,528

Total assets	95,835	97,436

Liabilities and shareholders’ equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$6,016 and US$8,420 as of September 30, 2010 and June 30, 2011, respectively)	6,661	8,972
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,664 and US$2,020 as of September 30, 2010 and June 30, 2011, respectively)	1,733	1,267
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,854 and US$10,318 as of September 30, 2010 and June 30, 2011, respectively)	8,854	10,356
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,564 and US$2,252 as of September 30, 2010 and June 30, 2011, respectively)	1,564	2,252

Total current liabilities	18,812	22,847

Total liabilities	18,812	22,847

Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity
Ordinary shares (par value of US$0.0001 per share at September 30, 2010 and June 30, 2011, respectively; Authorized – 480,000,000 shares at September 30, 2010 and June 30, 2011; Issued and outstanding – 136,932,849 and 129,643,553 shares at September 30, 2010 and June 30, 2011, respectively)	14	13
Additional paid-in capital	79,075	77,090
Accumulated other comprehensive income	2,399	3,666
Cumulative deficits	(6,502)	(6,180)

Total China Distance Education Holdings Limited shareholders’ equity	74,986	74,589

Noncontrolling interest	2,037	—

Total equity	77,023	74,589

Total liabilities and equity	95,835	97,436

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30,
	2010	2011

Sales, net of business tax, value-added tax and related surcharges:
Online education services	6,291	8,935
Books and reference materials	1,341	1,004
Others	2,693	2,726

Total net revenues	10,325	12,665

Cost of sales
Cost of services	(3,857)	(4,810)
Cost of tangible goods sold	(478)	(561)

Total cost of sales	(4,335)	(5,371)

Gross profit	5,990	7,294

Operating expenses
Selling expenses	(1,996)	(3,130)
General and administrative expenses	(2,928)	(2,768)
Written off of purchased call option	—	(1,115)

Total operating expenses	(4,924)	(7,013)
Arbitration compensation income	—	589

Operating income	1,066	870

Interest income	129	212
Exchange loss	(22)	(39)

Income before income taxes	1,173	1,043
Less: Income tax expense	(312)	(238)

Net income	861	805
Less: Net loss attributable to noncontrolling interest	421	110

Net income attributable to China Distance Education Holdings Limited	1,282	915

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.009	0.007
Diluted	0.009	0.007

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.037	0.028
Diluted	0.037	0.028

Weighted average shares used in calculating net income per share:
Basic	138,319,615	132,437,686
Diluted	138,415,092	132,441,994

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended June 30
	2010	2011

Cost of sales	4,335	5,371
Share-based compensation expense in cost of sales	418	365
Non-GAAP cost of sales	3,917	5,006

Selling expenses	1,996	3,130
Share-based compensation expense in selling expenses	140	132
Non-GAAP selling expenses	1,856	2,998

General and administrative expenses	2,928	2,768
Share-based compensation expense in general and administrative expenses	521	499
Non-GAAP general and administrative expenses	2,407	2,269

Gross profit	5,990	7,294
Share-based compensation expenses	418	365
Non-GAAP gross profit	6,408	7,659

Gross profit margin	58.0%	57.6%
Non-GAAP gross profit margin	62.1%	60.5%

Operating income	1,066	870
Share-based compensation expenses	1,079	996
Written off of purchased call option	—	1,115
Non-GAAP operating income	2,145	2,981

Operating margin	10.3%	6.9%
Non-GAAP operating margin	20.8%	23.5%

Net income	1,282	915
Share-based compensation expenses	1,079	996
Written off of purchased call option (net, tax effect US$279)	—	836
Non-GAAP net income	2,361	2,747

Net income margin	12.4%	7.2%
Non-GAAP net income margin	22.9%	21.7%

Net income per share—basic	0.009	0.007
Net income per share—diluted	0.009	0.007
Non-GAAP net income per share—basic	0.017	0.021
Non-GAAP net income per share—diluted	0.017	0.021

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.037	0.028
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.037	0.028
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.068	0.083
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.068	0.083

Weighted average shares used in calculating basic net income per share	138,319,615	132,437,686
Weighted average shares used in calculating diluted net income per share	138,415,092	132,441,994
Weighted average shares used in calculating basic non-GAAP net income per share	138,319,615	132,437,686
Weighted average shares used in calculating diluted non-GAAP net income per share	138,415,092	132,441,994

Note 1: Each ADS represents four ordinary shares

China Distance Education Holdings Limited

Unaudited Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31, 2011	Three Months Ended June 30, 2011

Selling expenses	1,971	3,130
Share-based compensation expense in selling expenses	108	132
Non-GAAP selling expenses	1,863	2,998

General and administrative expenses	2,577	2,768
Share-based compensation expense in general and administrative expenses	479	499
Non-GAAP general and administrative expenses	2,098	2,269

Written off of purchased call option	—	1,115

Operating expenses	4,548	7,013
Share-based compensation expenses	587	631
Written off of purchased call option	—	1,115
Non-GAAP operating expenses	3,961	5,267